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                              May 25, 2022

       Jonah Raskas
       Co-Chief Executive Officer and Director
       CHW Acquisition Corp
       2 Manhattanville Road, Suite 403
       Purchase, NY 10577

                                                        Re: CHW Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 10, 2022
                                                            File No. 333-263418

       Dear Mr. Raskas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed May 10, 2022

       Q: WHAT EQUITY STAKE WILL CHW CURRENT SHAREHOLDERS, THE SPONSOR, THE PIPE AND BACKSTOP INVESTOR AND CONTINUING WAG! STOCKHOLDERS HOLD..., page 10

   1.                                                   We note your revised
disclosure in response to comment 2. Please ensure your
                                                        presentation of
ownership of the post-combination company includes all dilutive securities at each redemption
level. In this regard, we note that only the scenario presented on page
                                                        11 includes all
dilutive securities. Please make conforming edits throughout your filing. In addition, please revise
the tables on pages 18 and 119 to include all dilutive securities. In this regard, we note
your disclosure that the table assumes no CHW or New Wag!
                                                        warrants are exercised
and does not reference the Lender Warrants.
 Jonah Raskas
CHW Acquisition Corp
May 25, 2022
Page 2
Q: WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC SHAREHOLDERS
VOTE IN FAVOR OF THE BUSINESS COMBINATION..., page 17

2. We note your revised disclosure in response to comment 3. Please further revise the table on page 18 to show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of earnout shares, the issuance of the Series P Investment, and exercise of the Lender Warrants under each redemption scenario.
Background of the Business Combination, page 120

3. We note your revised disclosure in response to comment 11. Please further revise your disclosure to provide a detailed description of the negotiations regarding the term sheet that was executed on October 19, 2021 by CHW and Wag!, including the terms of the initial draft, the terms included in the final executed version, and how the terms evolved over the course of the negotiation. In this regard, it appears you have only discussed the terms that were included in the executed version and the valuation that was included in prior drafts. Please also elaborate further what revisions were made to the Business
         Combination Agreement and other transaction documents as a result of the December 28,
         2021 discussions referenced on page 125.
4. We note your revised disclosure in response to comment 12. Please further revise your disclosure to provide a detailed description of how the terms of the Business Combination
         Agreement evolved throughout the exchange of drafts from the initial draft of the
         Business Combination Agreement on November 16, 2021 until it was executed on
         February 2, 2022, and if applicable, please describe how the terms differed from the term sheet. Please include disclosure of the specific terms and how those terms were negotiated.
5. We note your response to comment 13. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the
       Domestication, the type of consideration to be paid to Wag! stockholders, the earnout shares and trigger events and allocation between Wag! stockholders and management, the financial projections and any discussions relating to the assumptions underlying such projections, the control of the post-combination company, director designation rights and organizational documents, the CHW founders stock letter, and the lock up agreements. In your revised disclosure, please explain the issues and specific terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms.
FirstName LastNameJonah Raskas
6. We note your response to comment 16. Please quantify the compensation payable to
Comapany    NameCHW
       Chardan,          Acquisition
                  including           Corp
                            fees payable upon consummation of the Business
Combination and the
May 25,value
         2022ofPage
                 the Representative
                     2               Shares issued to Chardan in connection
with CHW's IPO.
FirstName LastName
 Jonah Raskas
FirstName  LastNameJonah Raskas
CHW Acquisition  Corp
Comapany
May        NameCHW Acquisition Corp
     25, 2022
May 25,
Page 3 2022 Page 3
FirstName LastName
7. We note your response to comment 17. We further note that Item 4(b) of Form S-4 requires that the information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus. Accordingly, please include the information required by Item 1015(b) of Regulation M-A with respect to the report delivered by Ernst and Young and the study delivered by the Wag! financial analyst, or provide us with a detailed legal analysis as to why you continue to believe you are not required to do so.
Material U.S. Federal Income Tax Considerations, page 193

8. We note your response to comment 25. Please provide disclosure as to the tax consequences of the Acquisition Merger in this section and file an opinion, as necessary.
         In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the Acquisition Merger, then disclosure and appropriate tax opinions are required with respect to the transaction as a whole. Please refer to Item 4(a)(6) of Form S-4. Further, as counsel is issuing at least one
         "should" opinion, please include risk factor disclosure regarding the uncertainty of this opinion(s).
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 218

9. In note (E) or other appropriate note, please state the interest rate assumed in calculating the pro forma interest expense. We note disclosure on page 208 that for purposes of information presented in the pro forma condensed combined financial statements the assumed rate is based on Libor plus a margin of 10%.
10. In the adjustments in note (K) for "Issuance of shares to Pet Caregivers and charity" and
         "RSU grant stock compensation," the respective references to note (J) do not appear to correspond to the applicable adjustments in note (J). Please revise as appropriate.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations For the Three Months Ended March 31, 2022, page 220

11. In adjustment (AA) the expense is disclosed as being $0.3M ($300,000). However, on the face of the pro forma income statement (in thousands) the adjustment is reflected as $3
         ($3,000). Please revise as appropriate or explain.
For the Year Ended December 31, 2021, page 221

12. Reference is made to adjustment (AC), which states it represents the issuance of 300 thousand shares that may be distributed to the pet wellness and welfare community.
         Please explain to us why the amount of the adjustment is not the same as the $3.0 million
 Jonah Raskas
CHW Acquisition Corp
May 25, 2022
Page 4
         recorded in equity for this issuance.
Annual Financial Statements of Wag Labs, Inc.
Wag Labs, Inc. Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-48

13. We note your response to comment 44 and your conclusion to provide disclosure of disaggregate revenues by Service revenue and Wellness revenue in your consolidated financial statements as of and for the period ended March 31, 2022. Please explain why you also did not provide the disclosure for fiscal year ended December 31, 2021.
14. We note your response to comment 45. Please clarify for us why you recognize wellness revenue on a gross basis as a principal when it appears this revenue is generated on the same basis as your other revenue streams that you record on a net basis as an agent. In both cases, it appears revenue is a fee paid by a third party, with the fee based on the type or dollar level of the associated service or product. In connection with this, explain to us why your marketing of the insurance comparison tool in a wellness transaction is a factor in your determination that you are the principal in these transactions when you do not sell the associated insurance. Additionally, explain to us how your presentation of incentives, discounts and promotions are impacted by your principal vs. agent determination.
15. Refer to your response to comment 46. Please clarify for us and in your disclosure why some of the arrangements with third party service providers the transaction price is considered variable; that is, what causes the variability. Also, clarify for us the basis for why you believe the adjustment to estimated transaction consideration is immaterial.
Cost of Revenues (exclusive of depreciation and amortization), page F-49

16. We note your response to comment 47 that the Company revised the disclosure on pages
         F-51 and F-74, however, we were not able to locate any revised disclosure. Please explain or address the comment.
Note 3. Business Combinations, page F-51

17. We note your response to comment 48 indicates Compare Pet Insurance Services, Inc.
       (CPI) impact to revenue was $1.9M representing 9.6% of your total revenues for the year
       ended December 31, 2021 and CPI   s pro forma impact to net loss was
$0.1M
       representing 2.1% of your net loss for the year ended December 31, 2021. Your
FirstName LastNameJonah Raskas
       disclosure indicates CPI contributed $5.1M in revenue and $0.9M in net income for fiscal
Comapany
       2021.NameCHW      Acquisition
              Please reconcile         Corp disclosed to those provided in your
response and
                                 the amounts
May 25,advise
         2022 of the 4materiality of the transaction after doing so.
              Page
FirstName LastName
 Jonah Raskas
FirstName  LastNameJonah Raskas
CHW Acquisition  Corp
Comapany
May        NameCHW Acquisition Corp
     25, 2022
May 25,
Page 5 2022 Page 5
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ari Edelman, Esq.